

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2020

Anthony D'Adamio, Esq.
Senior Vice President and General Counsel
Bioventus Inc.
4721 Emperor Boulevard, Suite 400
Durham, North Carolina 27703

> **Re: Bioventus Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted November 10, 2020**
> **CIK No. 0001665988**

Dear Mr. D'Adamio:

We have reviewed your amended draft registration statement and have the following comment. In our comment we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed November 10, 2020

Intellectual Property
Patents, page 165

1. We note your response to our prior comment 11. Please further revise the narrative and related table to detail the type of patent protection obtained or sought and the expected expiration year of each patent application on an individual basis.

Anthony D'Adamio, Esq.
Bioventus Inc.
November 18, 2020
Page 2

You may contact Christie Wong at 202-551-3684 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Wesley C. Holmes, Esq.